Exhibit 99.2

Management’s Discussion & Analysis
For the years ended October 31, 2024 and 2023

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established consumer brands of High Tide Inc.

2

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
About this MD&A:
This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide”, “we”, “our” or the “Company”) for the years ended October 31, 2024 and 2023 is dated January 29, 2025. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the years ended October 31, 2024 and 2023 (hereafter the “Financial Statements”). The financial information presented in this MD&A has been derived from the Financial Statements which prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s continuous disclosure materials, including interim fillings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the company’s filings with the SEC at www.sec.gov.
This MD&A also refers to the Company’s two reportable operating segments: (i) the “bricks and mortar” segment which includes the Company’s Canadian bricks and mortar locations, inclusive of the Canadian warehouse which supports the distribution of accessories and other items to the Canadian stores (ii) the “e-commerce” Segment which include the Company’s USA and international subsidiaries, inclusive of the USA warehouse which supports the distribution of accessories and other items to the USA and international subsidiaries (each as defined below under the heading – Segment Operations).
High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI”, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.
Corporate overview:
Founded in 2009, High Tide through its subsidiary Canna Cabana is the largest cannabis retail chain in Canada. As of the date of this MD&A, the Company operates 191 branded retail cannabis stores across Canada represented by 84 locations in Alberta, 76 locations in Ontario, 12 locations in Saskatchewan, 8 locations in British Columbia, and 11 locations in Manitoba. Included within the 191 stores are 3 locations, in which the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint ventures that operate under the Meta Cannabis Supply Co brand with a 49% interest that operate in Manitoba.
Leveraging the brand equity established through its consumer brands, High Tide sells cannabis, CBD products and consumption accessories through both traditional bricks and mortar stores as well as e-commerce platforms. Traditional bricks and mortar sales are conducted under the Company’s Canna Cabana brand and Meta Cannabis Supply Co, CBD product sales are conducted online under the Company’s NuLeaf Naturals, FABCBD, and Blessed CBD brands, and online sales through e-commerce platforms are conducted under the Company’s Grasscity, Smoke Cartel, Daily High Club and DankStop brands.
In addition to consumer sales, High Tide operates a wholesale division under their Valiant Distribution (“Valiant”) brand. Through Valiant, the Company supplies various Canadian cannabis shops with cannabis and consumption accessories that are designed and branded under the Valiant brand.
Under these established brands, High Tide has expanded its network to sell cannabis (only in Canada), CBD products and consumption accessories throughout Canada, the United Kingdom, the Netherlands and the United States, becoming one of the most recognized cannabis retail groups globally.

3

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Corporate update:
Through its Canna Cabana brand, High Tide is the largest cannabis retailer in Canada and the second-largest globally by store count with 191 current operating locations. During calendar 2024, the Company reached the high end of its communicated target to add 20-30 locations. The Company's objective is to add another 20-30 locations during calendar 2025, while generating positive free cash flow, as was the case in the prior year. The Company reiterates its long-term goal to reach 300 locations across Canada.

The Company’s Cabana Club loyalty program continues to expand at a rapid pace across Canada, currently exceeding 1.72 million members, which is up 34% over the past year. Long term, in Canada, the Company aims to exceed 2 million members. ELITE, the paid membership tier, continues to break quarterly growth records and has now reached 73,000 members with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

After seeing the success of the launch of its innovative discount club model in its core business of bricks-and-mortar cannabis stores in Canada, in late 2024, the Company expanded the Cabana Club across all its global e-commerce businesses, offering disruptive three-tier pricing. The Company is encouraged by the initial trajectory of members signing up to its loyalty plan—and maintains its expectation that this initiative will be revenue neutral approximately six months from launch and EBITDA neutral approximately 12 months from launch. The Company is pleased to report that 3,000 members in the US and EU have signed up to ELITE. With 3.6 million total Cabana Club members in US and EU, the community has grown to a global base of 5.32 million today.

Earlier this month, the Company announced its intention to enter into the fast growing German medical cannabis market by signing an agreement to acquire a 51% majority stake in Purecan, a profitable German medical cannabis importer and wholesaler. The Company believes it has a unique opportunity to be able to leverage its existing leadership position and relationships with Canadian licensed producers to meaningfully expand Purecan's business. The transaction is expected to close imminently.

The Company has been free cash flow positive over the past six quarters, having generated approximately $22 million during the last year. Although the quantum of free cash flow generation can vary significantly in any given quarter, the Company expects to remain free cash flow positive using cash generated from operations to fuel organic growth.

As a result of a series of transactions undertaken in 2024 to reduce its debt, the Company has entered calendar 2025 with a significantly improved balance sheet with no debt maturities until September 2027 which offers meaningful flexibility and positions the Company quite well to continue using cash generated from existing operations to fund future locations.

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Select financial highlights and operating performance:

	Three months ended October 31			Year Ended October 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Free cash flow(i)	5,908	5,687	4%	21,991	6,940	217%
Net cash provided by operating activities	9,652	9,637	—%	35,546	20,661	72%
Revenue	138,295	127,105	9%	522,306	487,669	7%
Gross profit	35,755	32,984	8%	142,502	131,314	9%
Gross profit margin(ii)	26%	26%	—%	27%	27%	—%
Total operating expenses	(38,586)	(67,188)	43%	(137,499)	(172,739)	20%
Operating expenses as a % of revenue	28%	53%	(25)%	26%	35%	(9)%
Income (loss) from operations	(2,832)	(34,204)	92%	5,003	(41,425)	112%
Adjusted EBITDA(iii)	8,245	8,362	(1)%	38,335	30,636	25%
Adjusted EBITDA as a percentage of revenue(iv)	6%	7%	(1)%	7%	6%	1%
Net loss	(4,802)	(31,805)	85%	(3,811)	(40,952)	91%
Adjusted net income (loss) before impairment(v)	162	2,460	(93)%	1,153	(6,687)	(117)%
Basic and diluted income (loss) per share	(0.06)	(0.39)	85%	(0.05)	(0.53)	90%
(i)Free cash flow is a non-IFRS financial measure prepared based on the calculation mentioned in “Select financial highlights and operating performance" section on page 8.
(ii)Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii)Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “Select financial highlights and operating performance" section on page 8.
(iv)Adjusted EBITDA as a percentage of revenue - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.
(v)Adjusted net Income (loss) before impairment is a non-IFRS financial measure which is calculated by subtracting impairment from net (loss) income

The key factors affecting the results of the year ended October 31, 2024, were:
•Free cash flow positive – For the sixth consecutive quarter, the Company has generated positive free cash flow totaling $5,908. The increase of 4% from prior year is primarily driven by continued same-store sales growth resulting in operating efficiencies, strong cost controls, and diligent working capital management. In addition, the Company has experienced growth of free cash flow of 217% year over year due to the strong operating results for the year ended October 31, 2024.
•Revenue – Revenue increased 7% year-over-year, driven by the increase in the number of stores to 186 compared from 157. New stores contributed $20,852 increase in revenue whereas organic growth of same-store revenue1 accounted for $23,190 accompanied with an increase to data analytics, advertising and other revenue for $9,300. This has been offset by reduction in revenue related to e-commerce sales excluding data analytics, advertising and other revenue of $18,704.
•Operating Expenses – Operating expenses decreased by 9% as a percentage of revenue year-over-year, dropping to 26% during the year compared to 35% in the prior year. The decrease in operating expenses is driven by the Company's various initiatives to reduce expenditures where possible and implement more efficient cost-saving solutions without impacting revenue.
•Adjusted EBITDA – Adjusted EBITDA increased by 25% year-over-year, driven by the Company opening 29 new stores during the year compared to 16 new stores in the prior year. The company typically incurs higher costs in the quarter when new stores open, as it takes 6 to 12 months for these locations to ramp up to full maturity.

1 Same store sales is calculated based on stores which were open in the previous period being compared. Stores which were opened partially in the period being compared are accounted as new store sales.

5

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Revenue

	Three months ended October 31			Year Ended October 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	120,259	111,846	8%	452,792	416,512	9%
Consumption accessories	7,128	7,899	(10)%	32,801	43,744	(25)%
Data analytics, advertising and other revenue	10,908	7,360	48%	36,713	27,413	34%
Revenue	138,295	127,105	9%	522,306	487,669	7%
The total revenue has increased by 9% to $138,295 in the three months ended October 31, 2024 (October 31, 2023: $127,105) and by 7% to $522,306 for the year ended October 31, 2024 (October 31, 2023: $487,669).
The increase in total revenue was primarily driven by a combination of an increase in the number of bricks and mortar stores and overall organic growth in same-store sales. Total number of stores increased by 18% rising to 186 stores during the year from 157 in the prior year.
For the three months ended October 31, 2024 new stores contributed a $595 increase in revenue while organic same-store revenue2 added for $7,047, accompanied with $3,548 increase to data analytics, advertising and other revenue. This has been offset by reduction in revenue related to e-commerce sales of $2,982.
For the year ended October 31, 2024, new stores contributed $20,852 increase in revenue, organic growth of same-store revenue added $23,190 accompanied with $9,300 increase to data analytics, advertising and other revenue. This was offset by reduction in revenue related to e-commerce sales of $18,704.
Gross profit

	Three months ended October 31			Year Ended October 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Revenue	138,295	127,105	9%	522,306	487,669	7%
Cost of sales	(102,540)	(94,121)	9%	(379,804)	(356,355)	7%
Gross profit	35,755	32,984	8%	142,502	131,314	9%
Gross profit margin (i)	26%	26%	—%	27%	27%	—%
(i) Gross profit margin is a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
Gross profit increased to $35,755 for the three months ended October 31,2024 and $142,502 for the year ended October 31, 2024, compared to $32,984 and $131,314 during the same period in 2023, representing an increase of 8% period-over-period and 9% year-over-year.
Gross profit margin in the three months ended October 31, 2024, was consistent at 26% during the same period in 2023 compared to the year ended October 31, 2024 which remained consistent at 27%.

2 Same store sales is calculated based on stores which were open for the entire previous period being compared. Stores which were opened partially in the period being compared are accounted as new store sales.

6

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Operating expenses

	Three months ended October 31			Year Ended October 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Salaries, wages and benefits	17,083	14,727	16%	65,082	56,798	15%
Share-based compensation	750	(284)	364%	2,975	5,034	(41)%
General and administration	5,856	6,748	(13)%	21,836	26,888	(19)%
Professional fees	1,919	1,450	32%	7,734	8,350	(7)%
Advertising and promotion	1,012	596	70%	4,166	4,144	1%
Depreciation and amortization	5,362	8,582	(38)%	25,393	32,761	(23)%
Impairment loss	4,964	34,265	(86)%	4,964	34,265	(86)%
Interest and bank charges	1,640	1,104	49%	5,349	4,499	19%
Operating expenses	38,586	67,188	(43)%	137,499	172,739	(20)%
Operating expense as a percentage of revenue	28%	53%	(25)%	26%	35%	(9)%
Operating expenses less impairment	33,622	32,923	2%	132,535	138,474	(4)%
Operating expenses less impairment as a percentage of revenue	24%	26%	(2)%	25%	28%	(3)%
Operating expenses represented 28% of revenue during the three months ended October 31, 2024 compared to 53% for the same period in 2023. The 25% decrease is primarily attributable to a reduction of impairment of $29,301 period-over-period. Operating expenses excluding impairment, as a percentage of revenue remained relatively stable at 24% for the three months ended October 31, 2024 as compared to 26% for three months ended October 31, 2023. The 2% reduction reflects the Company's continued focus on implementing cost-saving solutions that focus on efficiency.
For the three months ended October 31, 2024, salaries, wages and benefits increased by 16% as compared to the same period in 2023, primarily as a result of the Company opening 6 new stores in the period, accompanied with increases in minimum wage within Ontario, Saskatchewan and Manitoba. For the year ended October 31, 2024, salaries,wages, and benefits increased by 15% compared to prior year as a result of the Company opening 29 new stores.
General and administration expenses decreased by 13% for the three months ended October 31, 2024 compared to the same period 2023, as the Company continued its focus on cost-saving measures and operational efficiencies. For the year ended October 31, 2024 general and administrative expenses decreased by 19%, driven by similar efficiency initiatives undertaken throughout the year.
Depreciation and amortization expenses decreased by 38% for the three months ended October 31, 2024, compared to the same period in 2023, primarily due to business licenses which were purchased as part of the META Growth Corp acquisition being fully depreciated during the period. For the year ended October 31, 2024, depreciation and amortization expenses decreased by 23%, primarily for the same reason.
Impairment charges for the three months ended October 31, 2024 and for the year ended October 31, 2024 , totaled $4,964 compared to $34,265 in the same periods in 2023. The reduction in impairment is driven by the annual impairment tests as outlined in the "impairment loss" section of this document.

7

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
EBITDA and Adjusted EBITDA
The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net (loss) income for the period, before income tax (recovery) expense, accretion and interest expense, depreciation and amortization, and adjusted for foreign exchange (gain) losses, transaction and acquisition costs, (gain) loss on revaluation of put option liability, (gain) loss on extinguishment of debenture, impairment loss, share-based compensation, (gain) loss on revaluation of marketable securities and (gain) loss on extinguishment of financial liability and other (gain) loss.

	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Income (loss)	(4,802)	825	171	(5)	(31,805)	(3,717)	(1,568)	(3,862)
Income/deferred tax (recovery) expense	(153)	671	(878)	(233)	(4,571)	204	(2,041)	(1,236)
Accretion and interest	2,308	1,681	1,712	1,743	1,632	1,931	1,759	1,814
Depreciation and amortization	5,362	5,678	7,505	6,848	8,583	8,493	7,699	7,986
EBITDA	2,715	8,855	8,510	8,353	(26,161)	6,911	5,849	4,702
Foreign exchange (gain) lose	5	19	(5)	5	(152)	31	2	(15)
Finance and other costs	773	12	1,314	515	691	801	435	664
(Gain) loss revaluation of put option liability	(88)	(159)	(110)	(300)	544	73	(1,288)	(1,261)
Other loss (gain)	11	(6)	337	-	37	18	-	-
Gain on extinguishment of put option	(885)	-	-	-	-	-	-	-
Impairment loss	4,964	-	-	-	34,265	-	-	-
Share-based compensation	750	881	549	795	(284)	2,350	1,532	1,436
Loss (gain) on revaluation of marketable securities	-	12	-	77	(13)	-	(19)	(8)
(Gain) loss on revaluation of debenture	-	-	(240)	755	(505)	-	-	-
(Gain) loss on extinguishment of financial liability	-	-	(314)	235	(60)	-	78	(18)
Adjusted EBITDA(i)	8,245	9,614	10,041	10,435	8,362	10,184	6,589	5,500
(i) Adjusted EBITDA a non-IFRS financial measure.

Free Cash Flow
The Company defines free cash flow (non-IFRS financial measure) as net cash provided by operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spend required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Cash flow from operating activities	6,179	8,928	8,032	9,363	7,207
Changes in non-cash working capital	3,473	(2,715)	4,777	(2,490)	2,430
Net cash provided by operating activities	9,652	6,213	12,809	6,873	9,637
Sustaining capex(i)	(533)	(279)	(528)	(511)	(1,080)
Lease liability payments	(3,211)	(2,842)	(2,898)	(2,754)	(2,870)
Free cash flow(ii)	5,908	3,092	9,383	3,608	5,687
(i) Sustaining capex is a non-IFRS measure, which is calculated by subtracting growth capex from total capex purchases.
(ii) Free cash flow is a non-IFRS measure

8

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Impairment loss

	Three months ended October 31			Twelve months ended October 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
E-commerce retail goodwill	(3,467)	(10,292)	(66)%	(3,467)	(10,292)	(66)%
Indefinite life intangible assets	(1,497)	(23,257)	(94)%	(1,497)	(23,257)	(94)%
Finite life tangible assets	-	(126)	(100)%	—	(126)	(100)%
Right of use assets	-	(590)	(100)%	—	(590)	(100)%
Total Impairment loss	(4,964)	(34,265)	(86)%	(4,964)	(34,265)	(86)%
For all impairment tests performed for the year ended October 31, 2024, the Company completed the testing using the Fair Value Less Costs of Disposal ("FVLCD"). The fair value calculation requires level 3 inputs including forecasted future cashflows of the Company’s cash generating unit (“CGU”) over a five-year period, growth rate assumptions, and terminal growth rates.
Impairment loss decreased by $29,301 to $4,964 for the year ended October 31, 2024 (October 31, 2023: $34,265). The Company completed its annual impairment tests as of August 1, 2024, with the previous test conducted as of August 1, 2023, and has included a summary of key inputs below for each CGU to which goodwill has been allocated. Impairment charges were primarily driven by challenges in the Company's eCommerce business. Management performed a review of impairment indicators as of October 31, 2024 to determine if additional testing is required. No such indicators were present at October 31, 2024.
Goodwill
The Company completed impairment testing over the group of CGUs to which goodwill had been allocated. Goodwill arising from business combinations is allocated either to the bricks and mortar retail locations CGUs or to e-commerce retail subsidiaries CGUs, as each group of CGUs benefit from synergies created through these business combinations based on whether they are retail locations or e-commerce platforms.
Included in the CGU group for bricks and mortar are all retail locations including the Cantopia (Millcreek) acquisition. Total goodwill allocated to this group of CGUs for the year ended October 31, 2024 is $58,641 (October 31, 2023: $58,298)
Included in the CGU group for e-commerce are all of the e-commerce subsidiaries. With the reduction caused by the impairment, the goodwill remaining that is allocated to this group of CGUs for the year ended October 31, 2024 is $14,732 (October 31, 2023: $17,905).
Bricks & mortar retail
The recoverable amount of the group of CGUs included in bricks and mortar retail, was determined based on a FVLCD model. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for years after the first year are forecasted at a growth rate of 2%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 14% based on a market participant weighted average cost of capital. If the discount rate was to increase by 1% to 15%, the recoverable amount would decrease by $15,428. If forecasted revenue growth rate was decreased by 1% to 1%, the recoverable amount would decrease by $5,304.
As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the group of CGUs, which did not result in an impairment (2023 - $nil).
The recoverable amount of the e-commerce aggregate group of CGUs was determined based on a FVLCD model. The recoverable amount of the e-commerce aggregated group of CGU’s was determined using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate of 2% for the initial 2 years and then 5% for 3 years. Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average

9

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
cost of capital. If the discount rate was to increase by 2% to 17%, the recoverable amount would decrease by $3,499. If forecasted revenue was decreased by 2% for 2 years to 0% and 5% for 3 years to 0%, the recoverable amount would decrease by $5320.
As a result of the impairment test performed, the recoverable amount was determined to be less than the carrying value of the group of CGUs, which resulted in an impairment of $3,467 (2023 - $10,292). The most sensitive inputs to the fair value model are the revenue growth rate and discount rate.
Indefinite life intangible assets
The Company performed impairment testing over indefinite life intangible assets, assets which consists of brand intangibles for it’s e-commerce entities. The recoverable amount was determined based on a revenue royalty rate model. Revenues and discount rate used in the models were based on the same assumptions noted above for the e-commerce retail CGU by entity.

	Impairment loss (recovery)
Brands	2024	2023
	$	$
Blessed CBD	215	2,772
Daily High Club	1,941	33
DankStop	39	769
FABCBD	—	7,257
Grasscity	682	749
NuLeaf	(2,000)	8,796
Smoke Cartel	620	2,881
Total	1,497	23,257
(i)During the completion of the impairment tests performed on August 1, 2024, the Company noted that due to changes in the operations of NuLeaf Naturals indicators of recovery of impairment recognized on the brand intangible was observed. Using a revenue royalty rate model, the Company concluded that a recovery of $2,000 of previously recognized impairment existed. The recovery has been included net of impairment losses in the consolidated statement of loss and comprehensive loss.
Finite life tangible assets
For the year ended October 31, 2024, the Company performed indicator assessments over CGUs with property and equipment, right-of-use assets, and finite intangible assets, which was all retail locations CGUs.
The Company did not identify any indicator of potential impairment for retail location CGUs.

10

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Segmented operations:

During the first quarter of 2024, the Company changed its reporting segments to reflect its current operating structure. The reporting segments are now being reported in the following two operating segments:
1.Bricks and mortar operations which includes the Company’s Canadian bricks and mortar locations, inclusive of the Canadian warehouse which supports the distribution of accessories and other items to the Canadian stores. In addition, corporate overhead has been allocated to the reporting segment.
2.E-commerce operations which include the Company’s US and international subsidiaries. In addition, corporate overhead has been allocated to the reporting segment.
Corporate costs are allocated to each segment based on percentage of revenue.
These reporting segments of the Company have been identified because they are segments: (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the Company’s chief operating decision maker, identified as the Chief Executive Officer, to make decisions about the resources to be allocated to each segment and assess its performance; and (c) for which discrete financial information is available. In accordance with IFRS 8, the Company has reporting segments which are based on the similarity of goods and services provided and economic characteristics exhibited by the operating segments.
The audited consolidated financial statements of the Company for the year ended October 31, 2023, included three reporting segments as follows:
1.Retail operations which included both bricks and mortar and e-commerce operations, without the allocation of corporate overhead.
2.Wholesale operations which included the Company's Canadian warehouses.
3.Corporate operations which included all costs associated with the Company’s head office.
The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited consolidated financial statements. The comparative information has been prepared in accordance with the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.

11

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by operational segment:

Revenue by product ($, million)
(Three months ended October 31, 2024 and 2023)
$150
$100
$50
$—
$138
$11
$7
$120
$127
$7
$8
$112
Q4'24
Q4'23
Cannabis and CBD products
Consumption accessories
Data analytics, advertising and other revenue

Revenue by product ($, million)
(Year ended ended October 31, 2024 and 2023)
$522
$488
$37
$33
$453
$27
$44
$417
$500
$400
$300
$200
$100
$—
Q4'24
Q4'23
Cannabis and CBD products
Consumption accessories
Data analytics, advertising and other revenue

12

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following is a representation of these operational segments:

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
For the year ended October 31,	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Total revenue	484,444	431,694	37,862	55,975	522,306	487,669
Gross profit	124,651	105,132	17,851	26,182	142,502	131,314
Gross profit margin(i)	26%	24%	47%	47%	27%	27%
Income (loss) from operations	12,180	(9,034)	(7,177)	(32,391)	5,003	(41,425)
Adjusted EBITDA(ii)	36,618	24,332	1,717	6,304	38,335	30,636
Adjusted EBITDA margin(iii)	8%	6%	5%	11%	7%	6%

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
As at October 31,	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Current assets	75,161	59,301	10,628	9,344	85,789	68,645
Non-current assets	128,719	126,579	31,700	38,177	160,419	164,756
Current liabilities	56,741	51,001	4,739	7,136	61,480	58,137
Non-current liabilities	35,788	37,304	3,428	4,294	39,216	41,598

(i) Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(ii)Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “Select financial highlights and operating performance" section on page 8.
(iii)Adjusted EBITDA margin - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.
Corporate overhead is allocated to bricks and mortar and e-commerce on a percentage of revenue based on the year ended October 31, 2024, 93%, bricks and mortar and 7% e-commerce (October 31, 2023 - 87% bricks and mortar and 13% e-commerce)
Bricks and mortar performance

	Three months ended October 31			Year months ended October 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	116,313	106,616	9%	435,642	394,411	11%
Consumption accessories	3,383	2,456	38%	12,764	9,953	28%
Data analytics, advertising and other revenue	10,826	7,338	48%	36,038	27,330	32%
Total revenue	130,522	116,410	12%	484,444	431,694	12%
Cost of goods sold	99,213	88,963	12%	359,793	326,562	10%
Gross profit	31,309	27,447	14%	124,651	105,132	19%
Gross profit margin(i)	24%	24%	1%	26%	24%	1%
Operating expenses	25,863	27,761	(7)%	112,471	114,166	(2)%
Income (loss) from operations	5,446	(314)	1834%	12,180	(9,034)	235%
Depreciation and amortization	3,898	7,159	(46)%	21,664	28,910	(25)%
Share-based compensation	723	-	—%	2,774	4,456	(38)%
Adjusted EBITDA(i)	10,067	6,845	47%	36,618	24,332	51%
Adjusted EBITDA margin(i)	8%	6%	2%	8%	6%	2%

(i) Gross profit margin, adjusted EBITDA and adjusted EBITDA margin are non-IFRS measures

For the year ended, October 31, 2024, the Company’s bricks and mortar segment demonstrated revenue growth with total revenue increasing by 12% to $484,444 as compared to $431,694 for the year ended October 31, 2023.

13

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The total revenue growth is primarily attributable to continued same-store sales growth and new stores build outs. The Company went from 157 stores to 186 stores during the year ended October 31, 2024. As of October 31, 2024 year, 186 stores were operational, and same store sales increased by 5% as compared to the same period ended October 31, 2023.
For the year ended October 31, 2024 the Company recognized $36,038, in revenue generated from its proprietary data analytics service named 'Cabanalytics Business Data and Insights Platform' and other revenues which are 32% higher than the same period of 2023 at $27,330. The Cabanalytics Business Data and Insights Platform provides subscribers with a monthly report of anonymized consumer purchase data, in order to assist them with forecasting and planning their future product decisions and implementing appropriate marketing initiatives.
E-commerce segment performance

	Three months ended October 31			Year Ended October 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	3,946	5,230	(25)%	17,150	22,101	(22)%
Consumption accessories	3,745	5,443	(31)%	20,037	33,791	(41)%
Data analytics, advertising and other revenue	82	22	273%	675	83	713%
Total revenue	7,773	10,695	(27)%	37,862	55,975	(32)%
Cost of goods sold	3,327	5,158	(36)%	20,011	29,793	(33)%
Gross profit	4,446	5,537	(20)%	17,851	26,182	(32)%
Gross profit margin(i)	57%	52%	6%	47%	47%	—%
Operating expenses	12,723	39,427	(68)%	25,028	58,573	(57)%
Loss from operations	(8,277)	(33,890)	76%	(7,177)	(32,391)	(78)%
Depreciation and amortization	1,464	1,424	3%	3,729	3,852	(3)%
Share-based compensation	27	(284)	(110)%	201	578	(65)%
Impairment	4,964	34,265	(86)%	4,964	34,265	(86)%
Adjusted EBITDA(i)	(1,822)	1,515	(220)%	1,717	6,304	(73)%
Adjusted EBITDA margin(i)	(23)%	14%	(38)%	5%	11%	(7)%
(i) Gross profit margin, adjusted EBITDA and adjusted EBITDA margin are non-IFRS measure

Revenues in the Company’s E-commerce segment decreased 32% to $37,862 for the year ended October 31, 2024, (October 31, 2023: $55,975). The decrease in revenue is due to a change in consumers preferences to purchase products in store rather than online, as well as increased competition within the CBD and Smoking Accessories industries.
For the year ended October 31, 2024, the Company continued experience declines in revenues within the E-commerce segment. Despite having reduction in the revenue for the current year the Company has managed operating expenses allowing it to maintain a positive Adjusted EBITDA of $1,717 in the current year (October 31, 2023: $6,304).

14

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by geographical markets:
Geographical markets

Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets. The Company's geographic segments are characterized as follows:
Canada: Within Canada, the Company operates 184 (as of October 31, 2024) of its branded retail cannabis stores under the Canna Cabana brand, and 2 branded cannabis stores under Meta Cannabis Supply Co brand in addition to its Canadian warehouse operations which primarily service their retail locations.
USA: Within the USA the Company operates its e-commerce platforms including Smoke Cartel, Grasscity, Daily High Club, DankStop, NuLeaf Naturals and FABCBD, as well as USA sales on the international e-commerce platforms. In addition, the Company operates a warehouse which primarily service their e-commerce operations.
International: Within the International markets the Company operates its e-commerce platform Blessed CBD, as well as international sales on the aforementioned e-commerce platforms.

15

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following presents information related to the Company’s geographical market.

	Canada	Canada	USA	USA	International	International	Total	Total
For the year ended October 31	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$

Revenue	484,444	431,694	36,061	52,780	1,801	3,195	522,306	487,669
Cost of goods sold	359,118	326,867	20,011	28,204	675	1,284	379,804	356,355
Gross profit	125,326	104,827	16,050	24,576	1,126	1,911	142,502	131,314
Gross profit margin(i)	26%	24%	45%	47%	63%	60%	27%	27%
Operating expenses	110,896	113,486	25,454	54,713	1,149	4,540	137,499	172,739
Income (loss) from operations	14,430	(8,659)	(9,404)	(30,137)	(23)	(2,629)	5,003	(41,425)
Depreciation and amortization	21,716	28,950	3,660	3,797	17	14	25,393	32,761
Share-based compensation	2,975	5,034	-	-	-	-	2,975	5,034
Impairment	-	-	4,176	30,653	788	3,612	4,964	34,265
Adjusted EBITDA(i)	39,121	25,325	(1,568)	4,313	782	997	38,335	30,635
(i) Gross profit margin and Adjusted EBITDA are non-IFRS measures

	Canada	Canada	USA	USA	International	International	Total	Total
As at October 31	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$
Current assets	77,037	55,787	7,940	11,386	812	1,472	85,789	68,645
Non-current assets	129,115	126,579	27,634	34,006	3,670	4,171	160,419	164,756
Current liabilities	57,692	50,968	3,580	5,958	208	1,211	61,480	58,137
Non-current liabilities	36,680	37,308	2,252	3,814	284	476	39,216	41,598

The Company continues to operate primarily in Canada with a focus on increasing its footprint across the Canadian provinces that it operates in. During the year ended October 31, 2024, the Company expanded its footprint in Canada by opening 29 stores. As a result of the expansion and growth of same-store sales, revenues for the Canadian operations increased by 12% for the year ended October 31, 2024.
During the year ended October 31, 2024, the Company has seen a decrease in revenue from USA operations by 32% which is being driven by overall competitive pressure in the global CBD sector, as well as a decrease in consumer spending on accessories due to economic pressures.
Within the international CBD and accessories space, the Company has seen the entrance of many new competitors, in addition to an overall softening in the CBD sector which has impacted revenue growth leading to the decline in revenue from international sales by 44% for the year ended October 31, 2024 compared to the year ended October 31, 2023.
Under the revised segments, Canadian operations closely aligns with the bricks and mortar segment while USA and international operations closely aligns with the e-commerce segments. Differences between the geographic regions and the segments is related to corporate overhead allocation which is incurred in Canada and allocated to each segment proportionally based on a percentage of revenues generated by each segment.

16

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of quarterly results:

	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q1	Q2	Q1
Free cash flow	5,908	3,092	9,383	3,608	5,687	4,051	(1,951)	(847)
Cash and cash equivalents	47,267	35,254	34,540	28,685	30,121	25,697	22,487	23,696
Cannabis and CBD products	120,259	115,667	107,959	108,908	111,846	106,952	100,172	97,542
Consumption accessories	7,128	6,972	7,323	11,378	7,899	10,724	11,292	13,828
Data analytics, advertising and other revenue	10,908	9,046	8,977	7,782	7,360	6,676	6,672	6,706
Total revenue	138,295	131,685	124,259	128,068	127,105	124,352	118,136	118,076
Adjusted EBITDA (i)	8,245	9,614	10,041	10,435	8,362	10,184	6,590	5,500
Adjusted EBITDA margin(i)	6%	7%	8%	8%	7%	8%	6%	5%
(Loss) income from operations	(2,831)	3,055	1,987	2,792	(34,204)	(662)	(2,642)	(3,922)
Net loss	(4,802)	825	171	(5)	(31,805)	(3,717)	(1,568)	(3,862)
Adjusted Net income (loss) before impairment (ii)	162	825	171	(5)	2,460	(3,717)	(1,568)	(3,862)
Basic and diluted income (loss) per share	(0.06)	0.01	0.00	0.00	(0.39)	(0.04)	(0.02)	(0.05)
(i)Free cash flow, Adjusted EBITDA and adjusted EBITDA Margin are non-IFRS financial measures, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA of “Select Financial Highlights and Operating Performance” section on page 8.
(ii)Adjusted Net income (loss) before impairment is a non-IFRS measure.

17

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Key highlights include:
•Period-over-period revenue growth of 9%.
•Period-over-period Adjusted EBITDA margin of 6% (October 31, 2023: 7%) on account of new stores taking longer to maturity given ramp up period.
•Period-over-period free cash flow of $5.9 (October 31, 2023: $5.7) on account of continued growth in number of stores.
Financial position, liquidity and capital resources:
Assets
As of October 31, 2024, the Company had a cash and cash equivalent balance of $47,267 (October 31, 2023: $30,121).
Working capital including cash as of October 31, 2024, was a surplus of $24,309 (October 31, 2023: surplus $10,508). Working capital is a non-IFRS measure and is calculated as the difference between total current assets and total current liabilities. The change is primarily due to the settlement of convertible debentures and moving the notes payable, with a maturity of December 31, 2024, from non-current liabilities to current liabilities. These transactions provide the Company enough liquidity for its working capital needs.
Total assets of the Company were $246,208 on October 31, 2024, compared to $233,401 on October 31, 2023.
Liabilities
Total liabilities increased to $100,696 as at October 31, 2024, as compared to $99,735 as of October 31, 2023, primarily due to a new secured debentures and offset by payments made on convertible debenture.
During the year, the Company issued $10,000 of bond debentures at a 10% discount, for net cash proceeds of $8,700 with 12% coupon rate. There are three parties subscribed to the initial bond offering. The bonds were issued and cash was received by the Company on August 7, 2024 with a maturity of 5 years. In connection with the bond issuance, the Company issued 230,760 shares for consideration of $800 for issuance cost.
Subsequent to October 31, 2024, the Company issued $5,000 of bond debentures at a 10% discount, for net cash proceeds of $4,464 ($4,500 cash proceeds net $36 in issuance costs), with a 12% coupon rate. The bonds were issued and cash received by the Company on November 13, 2024 with a maturity of 5 years.

18

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding (ii)
Common shares	80,898,905
Warrants	4,852,560
Stock options	2,652,954
RSUs	687,747
(i)Refer to the Consolidated Financial Statements for a detailed description of these securities.
(ii)Securities outstanding are shown on post-consolidation basis. In connection with listing on the Nasdaq, on May 14, 2021, the Company underwent a 15:1 consolidation. As of October 31, 2024, no warrants with a 15:1 exercise right were outstanding.

ATM Program
Pursuant to the Company’s ATM Program that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV, the Company announces that, during the year ended October 31, 2024, the Company issued an aggregate of 1,057,300 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $3,154.
Pursuant to an Equity Distribution Agreement cash commission of $48 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during year ended October 31, 2024.
The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company’s existing operations, funding future acquisitions as well as working capital and general corporate purposes.
Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the “Canadian Prospectus Supplement”) to the Company’s final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the “Canadian Shelf Prospectus”) and pursuant to a prospectus supplement dated August 31, 2023 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus dated August 3, 2023 (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) and filed with the U.S. Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC’s website at www.sec.gov.
The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.
Cash Flows
During the year ended October 31, 2024, the Company's cash and cash equivalents increased to $47,267 as compared to $30,121 as of October 31, 2023 .
Total cash provided by operating activities was $35,546 for the year ended October 31, 2024 as compared to $20,661 for the year ended October 31, 2023. The increase in operating cash inflows is primarily driven by the continued increase in same-store sales, the building of new stores in the period, and gross margin improvements within the bricks and mortar locations.
Cash used in investing activities for the year ended October 31, 2024 was $11,010 (October 31, 2023:$5,716) primarily due to the opening of 29 new stores during the period.
Cash used in financing activities for the year ended October 31, 2024 was $7,723 (October 31, 2023: $9,262) which is primarily related to the settlement of convertible debentures and payments of loans and borrowings offset by proceeds received from secured debentures.

19

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Liquidity
connectFirst Credit Facility
On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.50% per annum and is set to mature on September 5, 2027.
The first tranche, is repayable on demand, otherwise the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding and amortization period remaining. On October 7, 2022, the Company received the inflow of funds for the first tranche. The purpose of the first tranche was to pay outstanding loans.
The second tranche is also repayable on demand, otherwise the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of connectFirst prime lending rate, the principal outstanding and the amortization period remaining. On October 25, 2022, the Company received the inflow of funds for the second tranche Interest rate and terms (60 months) are the same as the first tranche. The purpose of the second tranche is to finance working capital and set up new organic stores.
In connection with the connectFirst Credit Facility, the Company provided:
a)A general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Canna Cabana (including supporting corporate documents);
b)A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Meta Growth (including supporting corporate documents);
c)A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by 2680495 Ontario Inc. (including supporting corporate documents);
d)A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Valiant Distributions (including supporting corporate documents); and
e)A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at the Personal Property Registry.
Covenants attached to the loan:
a)The Company’s debt service coverage ratio shall be not less than 1.40:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using consolidated financial statements. As at October 31, 2024, the Company was in compliance with the debt service coverage ratio.
b)The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 and 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the Cash and cash equivalents is $7,900 held in the Company’s account with connectFirst. As at October 31, 2024, the Company was in compliance with the funded cash requirement .
c)The Company shall at all times maintain a current ratio of not less than 1.25:1, to be tested monthly using consolidated financial statements. As at October 31, 2024, the Company was in compliance with the current ratio.
d)The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis beginning January 31, 2023. As at October 31, 2024, the Company was in compliance with the funded debt to EBITDA ratio.

20

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
As of October 31, 2024, the Company has met all the covenants attached to the loan.
Capital Management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings as required.
Off Balance Sheet Transactions
The Company does not have any financial arrangements that are excluded from the Consolidated Financial Statements as of October 31, 2024, nor are any such arrangements outstanding as of the date of this MD&A.
Transactions between related parties:
As at October 31, 2024, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
Operational transactions
An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years that ended on December 31, 2023. The Company has exercised the option to extend the lease for five years with one additional 5-year term extensions exercisable remaining at the option of the Company.
Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:
(i)    12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and
(ii)    The CEO no longer being an officer of High Tide Inc.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
Key management personnel
Key management personnel is comprised of Company’s Executive Team and Board. Key management compensation for the year ended October 31, 2024 are as follows:

21

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

	2024	2023
	$	$
Short-term compensation	2,688	2,671
Termination benefits	310	225
Share-based compensation	2,070	2,452
Total	5,068	5,348
Financial instruments:
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
Fair value
The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
•Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The Company assessed that the fair values of cash and cash equivalents, trade and other receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
•Marketable securities (excluding long term GIC's) are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
•The Convertible Debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

22

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

As at	October 31, 2024	October 31, 2023
	$	$
Current (for less than 30 days)	2,619	2,449
31 – 60 days	79	1,234
61 – 90 days	19	934
Greater than 90 days	1,116	3,390
Less allowance	(525)	(536)
	3,308	7,471
Accounts receivable consist primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the year ended ended October 31, 2024 $395 (year ended October 31, 2023 $1,102) in trade receivables were written off against the loss allowance due to bad debts and $775 (October 31,2023 - $1,102) was written off directly to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to continue generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	Less than one year	1-3 years	4-5 years	Greater than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	23,809	23,809	-	-	-
Notes payable	14,039	13,974	-	-	65
Interest bearing loans and borrowings	12,891	12,891	-	-	-
Secured Debentures	10,000	-	-	10,000	-
Undiscounted lease obligations	46,421	11,913	18,870	11,174	4,464
Balance, October 31, 2024	107,160	62,587	18,870	21,174	4,529
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.
At October 31, 2024, approximately 64% of the Company’s borrowings are at a fixed rate of interest (October 31, 2023: 45%).

23

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
At October 31, 2024, assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the interest payment by approximately +/- $129 (October 31, 2023: $161).
Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2024 was as follows:

As at	October 31, 2024				October 31, 2023
(Canadian dollar equivalent amounts of GBP, EUR, USD)	(GBP)	(EUR)	(USD)	Total	Total
	$	$	$	$	$
Cash	583	381	2,328	3,292	4,119
Trade and other receivables	67	15	360	442	984
Accounts payable and accrued liabilities	(89)	(346)	(2,434)	(2,869)	(5,866)
Net monetary assets	561	50	254	865	(763)
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $19 (October 31, 2023 - $55). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $2 (October 31, 2023 - $15), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $28 (October 31, 2023 - $32). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.
Significant accounting judgement, estimates and assumptions
A. Use of significant estimates
Significant accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Significant accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:
Expected credit losses
The Company’s trade receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures lifetime ECLs based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.
Inventory valuation
Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior, and fluctuations in inventory levels.
Business combinations
In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities such as intangible assets and goodwill. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management develop the fair value, using valuation techniques, which are generally based on a forecast of the total expected future cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in

24

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.
Taxation
The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.
The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.
Deferred tax assets
Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.
Impairments
The recoverable amounts of a Cash Generating Unit (“CGU”) and individual assets have been determined as the higher of the CGU or the asset’s fair value less costs to sell and its value in use. These calculations require the use of estimates and assumptions and are subject to changes, as new information becomes available including information on the likelihood of obtaining future licenses, total addressable market, market share escalation factor, gross margin escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.
B. Judgements
Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.
Determination of CGUs
For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement in regards to the generation of cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. For the Company, this is store level for bricks and mortar retail sales and subsidiaries for e-commerce.
For the purposes of assessing impairment for goodwill, the Company groups CGUs on the basis of which CGUs utilize and benefit from the goodwill acquired in the business combinations. For the Company, this includes all bricks & mortar retail as one CGU and subsidiaries for e-commerce as one CGU.
Estimated useful lives, residual values and depreciation of property and equipment
Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgement.

25

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Estimated useful lives of intangibles
Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgement.
Fair value of financial instruments
The individual fair values attributed to different components of a financing transaction are determined using valuation techniques. The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.
Consolidation
The determination of which entities require consolidation is subject to management judgement regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.

26

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Disclosure controls and procedures and internal controls over financial reporting:
The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC). In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of October 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting (ICFR) was not effective as of October 31, 2024, due to a material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following internal control deficiency that constitutes a material weakness in the Company’s ICFR as of October 31, 2024.
Consistent with previous periods the Company did not effectively design, implement, and operate effective process-level control activities related to various processes or engage an adequate number of accounting personnel to allow for a detailed review of significant and non-routine accounting transactions that would identify errors in a timely manner, including business combinations, impairment testing and financing arrangements. For the year ended October 31, 2024, the Company engaged third party specialists to assist management in applying valuation methodologies and determining complex inputs into valuation models. As of October 31, 2024, a material weakness continues to exist in the operating effectiveness of controls over significant and non-routine accounting transactions as a result of insufficient capacity in its financial reporting function to identify and detect material misstatements. Management continues to hire qualified resources to increase capacity. Further remediation efforts are required for the Company to fully remediate this material weakness.
In addition, as previously disclosed in the Company's Management Discussion and Analysis for the year ended October 31, 2021 a material weakness in internal controls over accounting for income taxes, including the income tax provision, deferred tax assets and liabilities and related disclosures existed. For the year ended October 31, 2024 in order to remediate the material weakness, the Company invested in a qualified full time tax professional to manage and oversee the preparation of the above noted items as well as to file tax returns on a timely basis and to ensure the provisions appropriate reflected the accounting records. Further to this, the Company engaged a third party professional services firm to continue to assist management in the preparation of the tax provisions and to assist management in completing a detailed review over all completed deliverables. Additional oversight and review controls were designed and implemented during the period. Based on the remediation efforts, which included the design, implementation and testing of internal controls over the accounting for income taxes during the fiscal year, Management has concluded that the material weakness in internal controls over accounting for income taxes, including the income tax provision, deferred tax assets and liabilities and related disclosures has been remediated as of October 31, 2024

27

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Cautionary note regarding forward-looking information:
Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.
Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:
•the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed M&A);
•the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
•the development of the Business and future activities following the date of this MD&A;
•the closing of announced acquisitions;
•expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
•the ability of the Company to enter into new markets following cannabis legalization, including the United States and Germany;
•expectations with respect to economic, Business, regulatory, or competitive factors related to the Company or the cannabis industry generally;
•the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•the Company’s strategic investments and capital expenditures, and related benefits;
•the distribution methods expected to be used by the Company to deliver its product offerings;
•same-store sales and consolidated gross margins continuing to increase;
•the competitive landscape within which the Company operates and the Company’s market share or reach;
•the performance of Business operations and activities of the Company;
•the number of additional cannabis retail store locations the Company proposes to add to its Business, with Ontario representing the lion’s share of the increase;
•the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
•the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
•the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
•the anticipated sales from continuing operations;
•the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program, connectFirst Credit Facility, or any future offering;
•the Company’s expected use of the net proceeds from the ATM Program, connectFirst Credit Facility, or any future offering;
•the anticipated effects of the ATM Program and connectFirst Credit Facility and/or any future offering on the Business and operations of the Company;
•the listing of Common Shares offered in the 2023 ATM Program and/or any future offering;
•the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein;
•the Company’s ability to generate cash flow from operations and from financing activities and remain free cash flow positive;

28

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
•future initiatives to strengthen the performance of our e-commerce platforms;
•the Company continuing to increase its revenue;
•the Company continuing to integrate and expand its CBD brands;
•Cabana Club and Cabana ELITE loyalty programs membership continuing to increase;
•the Company continuing to increase its ELITE product offerings;
•the effects of the ELITE program on the business and operations of the Company;
•the ability of the Company to reach its goals of 300 stores nationwide and 2 million Cabana Club members;
•the timelines for its international launch to become revenue and EBITDA neutral;
•the ability of the Company to use cash generated from existing operations to fund future locations;
•the Company hitting its forecasted revenue and sales projections;
•changes in general and administrative expenses;
•future Business operations and activities and the timing thereof;
•the future tax liability of the Company;
•the estimated future contractual obligations of the Company; and
•the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.
Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management.
By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
Readers are cautioned that the foregoing is not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.
These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” in this MD&A.
Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this MD&A are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.com and www.sec.gov, which risk factors are incorporated herein by reference.
Cautionary note regarding FOFI:

This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions

29

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.
Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the ATM Program and connectFirst Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.
Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.
Non-IFRS Financial Measures
Throughout this MD&A, references are made to non-IFRS financial measures, including operating expenses and loss from operation excluding impairment loss, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.
Risk Assessment
Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. The risk assessment section describes can be found in the Company Annual Information Form (AIF) of the fiscal year ended October 31, 2024.

30

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Glossary of terms:
In this MD&A, unless otherwise indicated or if the context otherwise requires, “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the Canadian Prospectus Supplement and U.S. Prospectus Supplement on August 31, 2023, which allows the Company to issue up to $30,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated August 3, 2023 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “CBD” means industrial Hemp-based cannabidiol; “Common Shares” means the common shares in the capital of the Company; “connectFirst” means Connect First Credit Union Ltd.; “ConnectFirst Credit Facility” has the meaning ascribed thereto under the heading “connectFirst Credit Facility”; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Equity Distribution Agreement” means the equity distribution agreement dated August 31, 2023 entered into among the Company and Agents associated with the ATM Program; “FABCBD” means Fab Nutrition, LLC.; “FOFI” means future oriented financial information; “GBP” means British pound sterling; “Grasscity” means collectively, SJV B.V. and SJV2 B.V; “IAS” means International Accounting Standards; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions; “Management” means the management of the Company, as constituted from time to time; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “SEC” means the U.S. Securities and Exchanges Commission; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated August 3, 2023 included in the Registration; “USD” United States dollars; and “Warrants” means the Common Share purchase warrants of the Company.

31

High Tide Inc.
Management's Discussion and Analysis
For the years ended October 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

32